

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 12, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Floating Rate Notes due 2021 of MOHAWK CAPITAL FINANCE S.A. guaranteed by Mohawk Industries, Inc. under the Exchange Act of 1934.

Sincerely,